

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05050298



April 4, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: General Motors Corporation
Incoming letter dated March 30, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 30, 2005 concerning the shareholder proposal submitted to GM by Ray T. Chevedden. On March 14, 2005, we issued our response expressing our informal view that GM could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, March 30, 2005 10:33 AM
To: CFLETTERS@SEC.GOV
Subject: REQUEST for RECONSIDERATION: General Motors Corp.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 30, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST for RECONSIDERATION
General Motors Corp. (March 14, 2005)
Rule 14a-8 Proposal: Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

200%-Late Does Not Deserve Rule 14a-8 Full-Credit Alaska Air Group, Inc. (March 17, 2005) Precedent

Ladies and Gentlemen:

A similar proposal in Alaska Air Group, Inc. (March 17, 2005) did not receive Staff concurrence. The proposal to Alaska Air has the same core text of this proposal to General Motors: "that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board."

This shareholder proposal to General Motors states:
"RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

The emphasis on the 4-month time-period is reinforced in the supporting statement text:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock or an exchange for shares in a more valuable company."

This rule 14a-8 proposal clearly calls for a poison pill vote or redemption within 4-months. Incongruously the company claims that if the company is 200%-late in meeting the time-period in the rule 14a-8 proposal the company is entitled to rule 14a-8 full-credit. According to the incongruous company "logic" if a shareholder proposal calls for annual election of each director a company could get rule 14a-8 full-credit if it elects each director once in 3-years also 200%-late.

In other words this is an overbroad company theory that companies are entitled to a 200% grace-period on a time-period called for in a rule 14a-8 shareholder proposal. And companies could still incongruously qualify for rule 14a-8 full-credit.

For these reasons, including Alaska Air Group, Inc. (March 17, 2005), and the earlier supporting letters it is respectfully requested that final concurrence not be granted to the company.

Sincerely,

John Chevedden, Shareholder

cc: Ray T. Chevedden
Anne Larin